Report of
Independent Registered
Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:
We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that The Dreyfus/Laurel Funds Trust
(the "Trust"), which is comprised of
Dreyfus Equity Income Fund and
Dreyfus Emerging Markets Debt
Local Currency Fund, (collectively
the "Funds"), complied with the
requirements of subsections (b) and
(c) of Rule 17f-2 under the
Investment Company Act of 1940 as
of May 31, 2013, and from April 30,
2013 through May 31, 2013, with
respect to securities reflected in the
investment accounts of the Funds.
Management is responsible for the
Funds' compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds'
compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Funds' compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of  May 31, 2013 and
with respect to agreement of security
purchases and sales, for the period
from April 30, 2013 (the date of our
last examination), through May 31,
2013:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Funds' accounting records
and the Custodian's records
as of May 31, 2013;
5.	Agreement of pending
purchase activity for the
Funds as of May 31, 2013 to
documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Funds as of
May 31, 2013 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales (including
samples from both funds)
from the period April 30,
2013 (the date of our last
examination) through May
31, 2013 from the books and
records of the Trust to the
bank statements noting that
they had been accurately
recorded and subsequently
settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period April
1, 2012 to March 31, 2013
and noted no relevant
findings were reported in the
areas of Asset Custody and
Control.
9.	We inquired of the Custodian
who confirmed that all
control policies and
procedures detailed in
Section III Control
Objectives, Controls and
Tests of Operating
Effectiveness of the SOC 1
Report, have remained in
operation and functioned
adequately from April 1,
2013 through May 31, 2013.
In addition, we have
obtained written
representations from the
Custodian confirming the
above.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's
assertion that the Funds complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of May 31, 2013, and from April 30,
2013 through May 31, 2013, with
respect to securities reflected in the
investment accounts of the Funds is
fairly stated, in all material respects.
This report is intended solely for the
information and use of management
and the Board of Trustees of the
Funds and the Securities and
Exchange Commission and is not
intended to be and should not be
used by anyone other than these
specified parties.

/s/ KPMG LLP
New York, New York
August 12, 2013
August 12, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of Dreyfus Equity
Income Fund and Dreyfus Emerging
Markets Debt Local Currency Fund,
each a series of The Dreyfus/Laurel
Funds Trust, (collectively the
"Funds"), is responsible for
complying with the requirements of
subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by
Registered Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Funds' compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of May 31, 2013
and from April 30, 2013 through
May 31, 2013.
Based on the evaluation,
Management asserts that the Funds
were in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of May 31,
2013 and from April 30, 2013
through May 31, 2013 with respect
to securities reflected in the
investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer

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